PEARLMAN SCHNEIDER LLP
Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307
Telephone
James M. Schneider, Esq.	(561) 362-9595
Charles B. Pearlman, Esq.	Facsimile
Brian A. Pearlman, Esq.	(561) 362-9612

June 19, 2013

‘CORRES’

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.   20549

Attention:	Craig D. Wilson, Senior Assistant Chief Accountant David Edgar, Staff Accountant

Re:	VHGI Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed April 16, 2012 Form 8-K/A filed May 3, 2012 Form 10-Q for the Quarterly Period Ended March 31, 2012 File No. 000-17520

Dear Sir/Madam:

My firm has recently been retained to serve as SEC counsel for VHGI Holdings, Inc. (“VHGI”) in order to assist and bringing current VHGI’s periodic reports under the Securities Exchange Act of 1934 (the “Act”), which have been subject to various comments and requests by the staff.  We understand that the staff has been disappointed in the lack of responsiveness of VHGI to various comments of the staff, and we have been retained in order to rectify the situation and assist in satisfying the various inquiries of the staff.  In the space of a little over a year, VHGI has undertaken a major acquisition, retained new management, new independent accountants and, most recently, our law firm.

I can assure the staff that the new members of the “compliance team” are working diligently and energetically in bringing VHGI current on its reporting obligations.  Despite the various headwinds we have encountered, we are optimistic that VHGI, prior to the end of the ensuing week, will file a response to the staff’s comment letters and submit its amendment to its Form 10-K Annual Report for the year ended December 31, 2011 and its Form 10-K Annual Report for the year ended December 31, 2012.

VHGI apologizes for any inconvenience occasioned to the staff and is looking forward to fulfilling its responsibilities under the Act.

My contact information is as follows:  jim@pslawgroup.net and (561) 362-9595.

Very truly yours, PEARLMAN SCHNEIDER LLP By: /s/ James M,. Schneider James M. Schneider

JMS:sjm

Cc:           VHGI Holdings, Inc.